Exhibit 2

January 5, 2021

Brian S. Rosen Partner d 212.969.3380 f 212.969.2900 brosen@proskauer.com

January 5, 2021

Board of Directors of Garrett Motion, Inc.

Z.A. La Piece 16

1180 Rolle

Switzerland

Attn: Olivier Rabiller

President and Chief Executive Officer

Sullivan & Cromwell LLP

Attn: Andrew G. Dietderich, Esq.

dietdericha@sullcrom.com

Morgan Stanley & Co.

Attn: Regina Savage

Regina.savage@morganstanley.com

Attn: Christopher Lee

Christopher.r.lee@morganstanley.com

Attn: Kristin Zimmerman

Kristin.zimmerman@morganstanley.com

Perella Weinberg Partners

Attn: Bruce Mendelsohn

bmendelsohn@pwpartners.com

Re: Garrett Motion Inc., et al. (collectively, the “Debtors”)

Dear Mr. Rabiller:

We write on behalf of Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P. or the affiliates thereof (collectively, the “Investor Group”). Reference is made herein to (i) the bidding procedures annexed to the Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] (the “Bidding Procedures”), (ii) the bid of the Investor Group, submitted December 10, 2020 (the “Initial Bid”), (iii) the proposed Backstop Commitment Agreement, by and among Garrett Motion Inc. and the Investor Group, submitted to the Company on December 20, 2020 in connection with the Initial Bid (together with the exhibits and annexes

January 5, 2021

thereto, the “Backstop Commitment Agreement”), and (iv) the revised bid of the Investor Group, submitted January 4, 2021 (the “Revised Investor Bid” and, collectively with the Initial Bid and the Backstop Commitment Agreement, the “Pending Bid”). Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Bidding Procedures or the Backstop Commitment Agreement, as applicable.

The Standalone Plan

As requested by the Debtors in their modification of the Bidding Procedures, the Investor Group respectfully submits this proposal as a modification of the Pending Bid (the “Standalone Plan”) and asserts that it presents the best path forward for the Debtors. Our proposal is supported by the Official Committee of Equity Interest Holders, the Investor Group shareholders, and other unaligned shareholders. To our knowledge, the only shareholders who do not support our proposal are part of the COH group, but, even they are opposed to selling GMI and its assets to KPS.

Distributable Value is Maximized in the Standalone Plan

Simply put, the Investor Group can identify no reason or justification for selling GMI and its assets to a private equity buyer as the best option for the Debtors’ estates at this time given the emphatic support seen in these bankruptcy cases from constituents who desperately want to preserve the upside to which they are entitled from their prior investments. Our proposal is not a sale of the company. Although the Investor Group has agreed to participate in the auction, ours is a financing package that allows the Debtors to successfully execute their plan to emerge from these Chapter 11 cases quickly and efficiently. We merely provide the backstop for the equity check required for the Debtors to deleverage their own balance sheet prior to exit.

The benefits of the Investor Group’s proposal are clear:

•

Honeywell, which also opposes a sale of the company to KPS, can never claim they are harmed by the Standalone Plan. In fact, all constituents, including Honeywell, are benefitted by the Debtors choosing a path forward that maximizes value to the estates. Furthermore, Honeywell’s claim is capped by the value of ASASCO in excess of its indebtedness (if any), which is a determination the Debtors will make. While such discrete valuation is litigable, it defies logic that Honeywell could ever prove to the Bankruptcy Court that the Debtors grossly overvalued the Standalone Plan. Importantly, the Standalone Plan is broadly endorsed by unconflicted interested parties, such that their recovery as part of the KPS distributable value would have been higher than all the value unlocked in the Investor Group proposal, all of which they can capture.

•

All common shareholders can participate in the Standalone Plan. Even the shareholders who are bidding through the COH consortium continue to have rights to own their fair share of these assets. There is no denying the intrinsic value of GMI and its subsidiaries. There are two other well-capitalized groups aggressively competing to buy the assets (KPS and COH). Garrett’s share price will be well into the double-digits once this cloud of uncertainty as to whether KPS or COH might walk away with GMI is lifted from the process. This Standalone Plan provides the path to unlocking that value by allowing current shareholders the opportunity to continue to own between 80% and 90% of the future shares, through the rights offering and their current shares, depending on different configurations of debt and Honeywell claims.

January 5, 2021

Nobody Wants the Company Sold Except for KPS

We ask that you, the members of the Board of Directors, carefully consider this “best and final” proposal, attached as Annex A hereto, which responds to the points mentioned in correspondence from Mr. Dietderich, and shows material improvement upon the Pending Bid. We hope you agree that our updated proposal makes it easier than ever to choose reorganization of the Company over a sale to KPS.

Except as modified or amended by the terms set forth in Annex A, the terms of the Pending Bid (including in the Backstop Commitment Agreement and the Transaction Documents relating thereto) remain in effect and are incorporated as part of this proposal.

If you have any questions regarding the Pending Bid, as modified herein and on Annex A, please contact the undersigned at the phone number and/or address set forth above.

Very truly yours,

/s/ Brian S. Rosen

Brian S. Rosen

cc:

Mr. Daniel Krueger

Mr. Steven Krause

Mr. Michael Fisher

Mr. Ryan Eckert

Mr. Raph Posner

Mr. Eric Geller

Mr. Joseph Femenia

Mr. William McLoughlin

Mr. Pratik Desai

Mr. Nathaniel Johnson

Mr. Gentry Klein

Mr. Jeffrey Jacob

Mr. Jeffrey Finger

Mr. Michael O’Hara

Mr. James Gerkis, Esq.

Annex A

January 5, 2021

Summary of Revised Terms as of 1/5/2021

The following terms and alphabetical labels correspond to the items reflected and requested in the email correspondence from Mr. Andrew Dietderich, counsel for the Debtors, on January 4, 2021, at 8:00pm ET, and January 5, 2021, at 9:51am ET, and are intended to modify the terms and conditions of the Pending Bid to the limited extent provided herein.

A.	Set-Up Equity Value shall be increased by $15 million to reflect an aggregate $2.765 billion enterprise value.

B.

Any increase in Debt Financing at emergence above $1.3 billion requires the approval of the Debtors and at least 75% of the Backstop Parties. In connection therewith, the Debtors and the Backstop Parties shall negotiate in good faith whether to allow up to $100 million of cash raised from the issuance of Debt Financing and/or additional Series A Preferred Stock (which, in all instances, shall not be in an aggregate amount greater than $2.0 billion) to be used on the effective date of the Plan in connection with the satisfaction of Honeywell claims in lieu of all or part of the Series B Preferred Stock which would otherwise be issued to Honeywell.

C.

If the transactions contemplated by the Backstop Commitment Agreement and the Transaction Documents are not consummated and the Backstop Commitment Agreement is terminated by the Backstop Parties, the Backstop Parties agree that the cash payment of an amount equal to the Commitment Premium shall be subordinated to the payment of allowed general unsecured creditor claims, including those claims held by Honeywell.

G.	The Dividend Rate on Series B Preferred Stock shall be 9.00% or less or as otherwise approved by at least 75% of the Backstop Parties.